Helport AI Limited

9 Temasek Boulevard #07-00, Suntec Tower Two

Singapore 038989

VIA EDGAR

June 12, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention:	Dave Edgar
Kathleen Collins Jeff Kauten Matthew Derby

Re:	Helport AI Limited Amendment No. 2 to Registration Statement on Form F-4 Filed May 24, 2024 File No. 333-276940

Ladies and Gentleman:

Helport AI Limited (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on June 4, 2024 relating to the Amendment No. 2 to Registration Statement on Form F-4, filed by the Company with the Commission on May 24, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 3 to Registration Statement on Form F-4 (the “Registration Statement”) which is being submitted to the Commission contemporaneously with the submission of this letter.

Amendment No. 2 to Registration Statement on Form F-4 filed May 24, 2024

Risk Factors

Tristar's management has substantial doubt about their ability to continue as a going concern..., page 70

1.

We note your revised disclosures in response to prior comment 1. We further note that Tristar's auditors continue to include a going-concern paragraph in their opinion. Therefore, please revise to include a reference to Tristar's independent registered public accounting firm in the header to this risk factor and as well as in the summary of risk factors on page 53.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 53 and 70 of the Registration Statement. The reference of Tristar’s independent registered public accounting firm in the header to this risk factor and as well as in the summary of risk factors was added.

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Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Combined Balance Sheet Adjustments, page 154

2.

We note you present certain financings after the most recent pro forma balance sheet date in column C without a detailed explanation of each transaction while other financing are presented in the Pro Forma Adjustment column under Scenario I. For example, column C includes Tristar promissory notes made after March 31, 2024 while the Pro Forma Adjustment column includes other promissory notes made between January 1, 2024 and the date of this filing. In addition, column C assumes the receipt of $15.0 million in cash for the PIPE Subscription, when receipt of such funds is contingent on the closing of the Business Combination. In an effort to avoid further confusion with your pro forma financial statements, please revise to remove column C and incorporate any subsequent financings into the Pro Forma Adjustments column. Also, ensure you include detailed notes regarding the substance of each pro forma adjustment, including when you intend to receive the proceeds from the PIPE transaction.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 153 and page 154 of the Registration Statement to (1) remove column C and incorporate any subsequent financings into the Pro Forma Adjustments column; and to (2) include more detailed notes regarding the substance of each pro forma adjustment, for example when the Company intends to receive the proceeds from the PIPE transaction.

3.

Please revise to include a discussion of the available lines of credit entered into with Hades Capital Limited and Stony Holdings Limited and include pro forma adjustments, as necessary, for any amounts drawn down from such lines of credit since the most recent pro forma balance sheet date. In addition, revise your MD&A discussion on page 173 and throughout your financial statement footnotes where you discuss the Lock-Up Agreements, to clarify, as you have elsewhere in the filing, that you have entered into lines of credit with Hades Capital and Stony Holdings such that they are subject to early release of the Lock-Up Agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 153 and page 154 of the Registration Statement to include a discussion of the available lines of credit entered into with Hades Capital Limited and Stony Holdings Limited, as well as pro forma adjustments for any amounts drawn down from such lines of credit since the most recent pro forma balance sheet date. In addition, the Company also amended its disclosure on page 173, page 214, F-30 and F-85 of the Registration Statement to include discussion on the lines of credit subject to early release of Lock-Up Agreement in our MD&A discussion and financial statement footnotes.

Unaudited Pro Forma Combined Statement of Operations, page 156

4.

We note that as part of the Sponsor Handover, each of the former directors transferred a total of 115,500 Founder Shares to Mr. Hao. We further note that vesting of such shares is contingent on Mr. Hao being a director at the time you consummate a business combination and because this performance condition was not probable of occurring at the time of transfer, Tristar Acquisition has not yet recorded any compensation expense related to such shares. As it appears vesting of such shares will occur upon consummation of the merger with Helport AI, please revise to reflect the related share-based compensation in your pro forma statement of operations or explain.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 156 of the Registration Statement to the related share-based compensation expenses related to the 115,500 Founder Shares transferred to Mr. Hao vesting upon consummation of the Business Combination in the pro forma statement of operation.

Helport Limited - Notes to Unaudited Condensed Combined Financial Statements

Note 10. Subsequent Events, page F-30

5.

You disclose that you evaluated subsequent events through the date of issuance of the unaudited condensed combined financial statements. Please revise to also disclose the actual date through which subsequent events were evaluated. Refer to ASC 855-10-50- 1(a).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on F-30 of the Registration Statement to disclose the actual date through which subsequent events were evaluated.

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Tristar Acquisition I Corp - Financial Statements, page F-58

6.

We note that Tristar Acquisition amended their September 30, 2023 Form 10-Q to correct various errors in the previously provided financial statements including the accounting for the Prior Sponsor's forgiveness of service administrative fees. However, we note the forgiveness of such fees were originally reflected in the June 30, 2023 Form 10-Q. Please explain why you did not amend the June 30, 2023 Form 10-Q or revise such financial statements and the related Item 4.02 Form 8-K disclosures accordingly.

Response: Tristar performed a quantitative and qualitative analysis to determine whether the misstatement of the forgiveness of the service administrative fee for the period ended June 30, 2023 was a material misstatement to Tristar’s financial statements. Based on the analysis performed by Tristar, it was determined by Tristar that the misstatement was not material to its financial statements for the period ended June 30, 2023 and therefore an amendment to Form 10-Q was not deemed necessary for the period ended June 30, 2023.

For the period ended September 30, 2023, Tristar performed a quantitative and qualitative analysis on the misstatements for various other errors as disclosed in the Form10-Q/A for the period ended September 30, 2023. The aggregation of the other misstatements along with the previous immaterial misstatement of the forgiveness of the service administrative fee made the financial statements taken as a whole to be materially misleading for the period ended September 30, 2023 and therefore the misstatements were corrected in the Form 10-Q/A for the period ended September 30, 2023.

A detailed SAB 99 Analysis, as prepared on April 15, 2024, will be provided to staff under separate cover on a confidential and supplement basis. Such materials are not, and will not be, filed with or deemed to be part of the Registration Statement.

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We thank the Staff for its review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at yli@htflawyers.com or by telephone at 212-530-2210.

Very truly yours,

Helport AI Limited

By:	/s/ Cong Shi
Name:	Cong Shi
Title:	Director

cc: Ellenoff Grossman & Schole LLP

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